Uranium Participation Corporation



Atrium on Bay 595 Bay Street Suite 402 Toronto Ontario M5G 2C2
Tel 416 979 1991
Fax 416 979 5893
rticipation.com





09047273

October 26, 2009

Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549
U.S.A

SUPPL



Attn: Paul Dudek, Office Chief
Office of International Corporate Finance

Ladies and Gentlemen:

Re: Uranium Participation Corporation (the "Company") Filing Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 **(SEC File No. 82-35023)**

The Company hereby submits for filing the following materials pursuant to Rule 12g3-2(b) under the Securities Act of 1934, as amended:

A. Information which the Company has made public pursuant to Canadian federal and provincial corporate and securities laws

Press Release dated October 22, 2009

B. Information filed by the Company with the Toronto Stock Exchange

None

C. Information which the Company has offered for distribution to its security holders

None

Please acknowledge receipt of these materials by stamping the enclosed copy of this letter and returning such copy to the undersigned in the envelope enclosed for your convenience. If you have any questions regarding the enclosures, please do not hesitate to call the undersigned at (416) 979 – 1991 Ext. 235.

Very truly yours,

URANIUM PARTICIPATION CORPORATION

By: 
Andre Desautels
Corporate Secretary

Enclosures

Dlw 11/9

**Uranium Participation Corporation**

**Press Release**

FOR IMMEDIATE RELEASE | Trading symbol: U-T

## URANIUM PARTICIPATION CORPORATION REPORTS NET ASSET VALUE AT SEPTEMBER 30, 2009

TORONTO, October 22, 2009 -- Uranium Participation Corporation ("Uranium Corp") reports its net asset value at September 30, 2009 was CDN$532,457,000 or CDN$6.21 per share. As at September 30, 2009, Uranium Corp's investment portfolio consisted as follows:

| (in thousands of Canadian dollars, except quantity amounts) | Quantity | Cost | Market Value |
|---|---|---|---|
| **Investments in Uranium:** | | | |
| Uranium oxide in concentrates ("$U_3O_8$") | 5,525,000 lbs | $ 267,566 | $ 253,247 |
| Uranium hexafluoride ("$UF_6$") | 1,962,230 KgU | $ 341,003 | $ 247,209 |
| | | $ 608,569 | $ 500,456 |
| $U_3O_8$ average cost and market value per pound: | | | |
| - In Canadian dollars | | $ 48.43 | $ 45.84[1] |
| - In United States dollars | | $ 43.41 | $ 42.75 |
| $UF_6$ average cost and market value per KgU: | | | |
| - In Canadian dollars | | $ 173.78 | $ 125.98[1] |
| - In United States dollars | | $ 159.48 | $ 117.50 |

[1] Converted at the September 30, 2009 exchange rate of $1.0722.

***About Uranium Participation Corporation***

Uranium Participation Corporation is an investment holding company which invests substantially all of its assets in uranium oxide in concentrates ($U_3O_8$) and uranium hexafluoride ($UF_6$) (collectively "uranium"), with the primary investment objective of achieving appreciation in the value of its uranium holdings. Additional information about Uranium Participation Corporation is available on SEDAR at www.sedar.com and on Uranium Participation Corporation's website at www.uraniumparticipation.com.

– 30 –

**THIS NEWS RELEASE IS NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES.**

For further information contact:

Ron Hochstein, President (416) 979-1991 Ext. 232

James Anderson, Chief Financial Officer (416) 979-1991 Ext. 372